Mail Stop 4561

March 21, 2007

Mr. Adam Wasserman
Chief Financial Officer
Genesis Technology Group, Inc.
7900 Glades Road, Suite 420
Boca Raton, FL  33434

      **Re:**    **Genesis Technology Group, Inc.**
              **Form 10-KSB for the fiscal year ended September 30, 2006**
              **Form 10-QSB for the quarterly period ended December 31, 2006**
              **File No. 333-86347**

Dear Mr. Wasserman:

We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended September 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.  We note that you have reported your cash flows from discontinued operations entirely within the operating activities section of the consolidated statements of cash flows.  Please advise what consideration you have given to CPCAF Alerts 90 and 98 which require you to separately present operating, investing and financing cash flows from discontinued operations by category (as you have elected to separately present cash flows from discontinued operations).

Note 1 – Organization and Summary of Significant Accounting Policies

Marketable Equity Securities, Page F-10

2.  Your Forms 10-KSB and 10-QSB have been referred for review to the Division of Investment Management at the United States Securities and Exchange Commission ("SEC").  This is the SEC Division that is primarily responsible for the regulation of mutual funds and other investment companies that are registered with the SEC.

    On the basis of the information in your Form 10-KSB and Form 10-QSB filed with the Commission on January 16, 2007 and February 14, 2007, respectively, it appears that Genesis Technology Group, Inc. may be an investment company as defined in the Investment Company Act of 1940 ("Investment Company Act"). Genesis Technology Group, Inc.'s consolidated balance sheet indicates that as of September 30, 2006, approximately 97% of your assets consisted of investment securities and that as of December 31, 2006, approximately 91% of your assets consisted of investment securities.

    Accordingly, please provide a written explanation as to why Genesis Technology Group, Inc. is not subject to registration and regulation under the Investment Company Act. You may provide us with an unconsolidated balance sheet if doing so would cause your investment securities to comprise less than 40% of total assets.  The 40 percent asset test of Section 3(a)(1)(C) must be applied on an unconsolidated basis.  You may wish to discuss exclusions from the definition of "investment company" under the Investment Company Act in your analysis.  For example, Section 3(b)(1) of the Investment Company Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company. For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, *see* Investment Company Act Release Nos. 25835 (Nov. 26, 2002) (text accompanying note 17) and 26077 (June 16, 2003) (text accompanying note 11)  (The *Tonopah Mining Co. of Nevada,* 26 S.E.C. 426 (1947) factors also have been applied to determine whether an issuer satisfies the primary business standard under Section 3(b)(1)); *Managed Futures Assn.* (pub. avail. July 15, 1996).

Note 5 – Marketable Securities Received for Services Rendered

3.  We note your disclosure which indicates that you valued the 13,209,600 shares of restricted common stock of SEAA at $0.51 per share based on "an accredited business valuation performed by an independent party."  Please help us to understand why you determined that an independent party valuation was the appropriate way to value the common stock in light of the fact that you have disclosed that SEAA was a publicly traded company and we would presume that you would have available market price information at your disposal.  Further, tell us the date of the valuation of SEAA common stock, whether or not the party providing the valuation can be considered a valuation specialist, and summarize the significant factors, assumptions and methodologies used in determining fair value.

4.  If your holdings in SEAA do not have readily determinable fair values, it appears that your holdings in SEAA are not within the scope of SFAS 115.  Please tell us how you plan to account for changes in the value of SEAA stock in the future and what your basis is in GAAP for your proposed accounting treatment.  Further, please tell us how you determined that your SEAA common stock holdings are not impaired as of September 30, 2006 in light of your disclosures on pages 13 and 14 which indicate that these securities are not readily saleable and have not been registered leaving uncertainty as to when you will be able to liquidate these holdings and for what amount.  Additionally, please disclose your impairment policies related to SEAA common stock holdings within the notes to your financial statements and as a critical accounting policy within Management's Discussion and Analysis or Plan of Operation in future filings.

Exhibits 31.1 and 31.2

5.  We noted that you have made certain modifications to the exact form of the required certifications including a modification to the second certification paragraph.  Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Kevin Woody
Branch Chief